DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

October 7, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated October 7, 2004

Enclosed is a copy of our News Release dated October 7, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 11/3

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

October 7, 2004

TSX Symbol: DTA

NEWS RELEASE

CLOSING OF PRIVATE PLACEMENT

DENTONIA RESOURCES LTD. ("Dentonia") announces that it has closed the non-brokered private placement of 1,680,000 Units at $0.06 per Unit announced on September 10, and September 17, 2004, as amended, and has received $100,800. Insider placees are Del Mar Management Ltd. (Henry M. Fowlds) for 400,000 Units and KGE Management Ltd. (Gerald G. Carlson) for 100,000 Units.

The Shares forming part of the Units and any Shares acquired by the exercise of Share Purchase Warrants ("Warrant") are subject to resale restriction expiring on February 7, 2005.

Each Unit consists of one common share and one non-transferable Warrant. One Warrant entitles the holder to purchase one additional Share exercisable for a period of two (2) years, at an exercise price of $0.10 per Share to October 7, 2005, and at $0.20 per share after October 7, 2005 to October 7, 2006.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

October 14, 2004 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated October 14, 2004

Enclosed is a copy of our News Release dated October 14, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

October 14, 2004 TSX Venture: DTA

NEWS RELEASE

FALCON™ AIRBORNE GRAVITY GRADIOMETER SURVEY COMPLETED AT PELLATT LAKE, LAC DE GRAS, NWT

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd.("Peregrine") that it has completed a 3,878 line-kilometer Falcon™ Airborne Gravity Gradiometer Survey ("Falcon™ Survey") on the Pellatt Lake property (the "Property"). Pellatt Lake is located approximately 40 km to the northeast of the Ekati diamond mine at Lac de Gras and immediately adjacent to the DeBeers Hardy Lake leases. The Property is the subject of two option agreements dated May 23, 2003 between Dentonia and Peregrine, and Peregrine and DHK Diamonds Inc. ("DHK"). Under these agreements, Peregrine has the option to earn up to 75% interest in the Property by completing a Falcon™ Survey, paying for all additional exploration costs and arranging financing to bring any discovery into production.

The Property consists of 13 mineral claims, or 33,500 acres, 7 claims are owned by Dentonia and 6 are owned by DHK. Dentonia has a 1/3 equity position in DHK.

Dentonia staked 7 claims within this claim block in April 2002, for its own and sole account, after the other 2 shareholders of DHK declined in writing, and being aware of all geochemical and geophysical data at the time, to participate in maintaining these claims.

At least one diamondiferous kimberlite, the PL01, is present and DHK has made an application "to lease" the claims surrounding this kimberlite. This application has been accepted by the Mining Recorder, subject to filing a land survey report by September 30, 2005.

Analytical results from the Falcon™ Survey will be available later this year, at which time they will be jointly analyzed with existing geochemical and geophysical data to identify targets for drilling in 2005.

For further details, please visit Dentonia's website at www.dentonia.net, or contact Dentonia directly by phone 604 682-1141, by fax 604 682-1144 or via email: dentonia@telus.net.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic
President